Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such portions.

May 7, 2013

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 8-K filed April 17, 2013
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated April 23, 2013. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 8-K as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for Fiscal Year Ended December 31, 2012

Continued mortgage foreclosure delays . . . , page 6

1.
Please revise future filings to further describe the increase in the time required to complete a foreclosure in judicial states. For example, we note the examples provided in your response to comment 2 in your letter dated May 25, 2012. Please also revise to quantify the mortgage-related assessments and waiver costs disclosed in the fifth paragraph of this risk factor. We note your disclosure on page 63 that you recorded $867 million of mortgage-related assessments, waivers and similar costs. Including this type of information in this discussion will assist investors in understanding the risk.

Response: Foreclosure timelines are subject to significant variation over time and across jurisdictions. Accordingly, we do not believe providing a snapshot of foreclosure timelines in particular judicial states provides meaningful information to investors and could potentially be misleading. In regards to the examples included in our response to comment 2 of your letter dated May 25, 2012, we do not believe it is appropriate to include the foreclosure timelines for judicial states that are included in the Industry Standard timelines as these are prepared and published by the GSEs and the company cannot verify or confirm their accuracy or completeness with the level of confidence and control required for inclusion in our periodic filings. We will expand our risk factors disclosure in future filings, beginning with the Form 10-K for the period ended December 31, 2013, to provide quantification of mortgage-related assessments, waivers and similar costs, if material.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

Failure to satisfy our obligations as servicer . . . , page 7

2.
Please revise future filings to clarify the portion of residential mortgage loans that you originated or acquired that were securitized, the portion of these securitized loans that you service, and the substantial portion of your residential mortgage loans that you originate for which you use the MERS system.

Response: Beginning with the Form 10-K for the period ended December 31, 2013, we will update our risk factors to more fully capture the items referenced in comment 2 and 3, as more specifically described below, under the heading relating to the topic “Failure to satisfy our obligations servicer….”.

In regards to the items listed in comment 2, we will expand our future risk factors disclosures to quantify the percentage of our servicing portfolio that constitutes GSE and non-GSE securitized residential mortgage loans. We believe this disclosure provides information which may assist investors in understanding the scope of the risks being described relating to our obligations as servicer. Additionally, in our future risk factors disclosure, we will disclose the percentage of our residential mortgage loans that we originate for which we use the MERS system. We do not believe providing information regarding the portion of residential mortgage loans that we originated or acquired that were securitized is relevant to an understanding of risks related to our obligations as servicer since the risk being discussed in this risk factor (i.e., risks related to our failure to satisfy our obligations as servicer of securitized loans) is the same whether or not we originated or acquired the loans underlying the mortgage servicing rights. Thus, we do not believe an additional risk factor disclosure is merited in this regard.

3.	Additionally, describe the nature of the new and more stringent requirements related to the default activities imposed by the GSEs.

Response: In regards to the nature of the new and more stringent requirements related to default activities imposed by the GSEs, the primary change was a decrease in the time allowed to resolve delinquent loans through workout efforts or liquidation. The change resulted in an increased likelihood that compensatory fees will be assessed with respect to delinquent loans in which the shorter timeline is not met. As noted above, we will discuss, as appropriate, the risks associated with these new and more stringent requirements in our risk factors disclosure beginning with the Form 10-K for the period ended December 31, 2013.

Our businesses may be affected by uncertainty . . . , page 11

4.	Please revise future filings to prominently state in the risk factor discussion that a voluntary restructuring may not be considered a credit event that would trigger a payment under a CDS contract.

Response: We will expand our risk factors disclosure in future filings, beginning with the Form 10-K for the period ended December 31, 2013, to provide the following additional language, with the underlined words being added language to the risk factor disclosure included in our Form 10-K for the period ended December 31, 2012:

Global economic uncertainty, regulatory initiatives and reform have impacted, and will likely continue to impact, non-U.S. credit and trading portfolios. There can be no assurance our risk mitigation efforts in this respect will be sufficient or successful. Our total sovereign and non-sovereign exposure to Greece, Italy, Ireland, Portugal and Spain, was $14.5 billion at December 31, 2012 compared to $15.2 billion at December 31, 2011. Our total net sovereign and non-sovereign exposure to these countries was $9.5 billion at December 31, 2012 compared to $10.3 billion at December 31, 2011, after taking into account net credit default protection. At December 31, 2012 and 2011, the fair value of net credit default protection purchased was $5.1 billion and $4.9 billion. Losses could still result because our

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

credit protection contracts only pay out under certain scenarios. For example, it is possible that a voluntary restructuring will not constitute a credit event under the terms of a credit default swap (CDS), and consequently may not trigger a payment under the relevant CDS contract.

Capital Composition and Ratios, page 71

5.
We note your disclosure of risk-weighted assets as of December 31, 2012 and 2011 and the summary narrative description of the types of financial instruments driving the decrease in risk-weighted assets. However, it is not entirely clear if the decrease being driven by those positions is due to decreases in book size, book quality, model or methodology updates, etc. Therefore, in future filings, please consider providing a rollforward of risk-weighted assets showing the key drivers of the movements in the risk-weighted assets balance, by type of risk-weighted asset type, if possible.

Response: We will provide a rollforward of risk-weighted assets, including showing the key drivers of the movements in risk-weighted assets balances, in the Form 10-Q for the period ended March 31, 2013. Subsequently, we will provide the rollforward if there are significant changes in drivers of the risk-weighted assets.

6.
We note your disclosure on page 105 that the contract/notional amounts of credit derivatives decreased due to portfolio optimization and increased utilization of clearinghouses in relation to certain regulatory initiatives and refinement of risk mitigation activities. Additionally, we note from your tables in Note 3 that the notional value of credit default swaps purchased and written decreased by 20% and 19%, respectively, during 2012, but the fair value of gross derivative assets and gross derivative liabilities decreased by 63% and 64%, respectively. Please address the following:

a.
Tell us and revise your future filings to expand and separately quantify the underlying reasons for the overall decline in the contract/notional amount of credit derivatives. Specifically, explain why the increased use of clearinghouses drove a reduction in the notional amounts of credit derivatives and clarify the changes made due to the refinement of risk mitigation activities.

Response: The overall decline in the contract/notional amount of credit derivatives was primarily due to an increase in trade compression during the period, which reduced the number of outstanding contracts and, as a consequence, the notional amounts of credit derivatives outstanding. Trade compression aggregates derivative contracts with similar factors, such as risk or cash flows, from the same counterparty and compresses the contracts into fewer trades resulting in the elimination of contracts. Trade compression serves as a risk mitigation activity as it reduces the total volume of individual trades, thereby reducing operational and settlement risk.
The increased use of a clearinghouse (e.g., ICE Clear Credit LLC) reduced the notional amount of credit derivatives as it allows us to reduce our number of counterparties as compared to the number of counterparties we would need without the use of a clearinghouse. The increased use of the clearinghouse and decreased use of multiple counterparties resulted in an increase of trades with one counterparty and a greater likelihood that more trades, with a single counterparty, will have similar factors and be compressed. There is also a regulatory aspect to the increased use of clearinghouses as it is one of many features included in the Financial Reform Act.
In future filings, we will expand our disclosures to provide more details regarding material changes in the contract/notional amounts of credit derivatives presented, as appropriate, noting that the changes in the contract/notional amounts of credit derivatives between December 31, 2012, and March 31, 2013 were not material. Therefore, expanded disclosures for the Form 10-Q for the quarterly period ended March 31, 2013 are not being provided.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

b.	Tell us the factors driving the substantial reduction in the gross fair value of these derivative assets and liabilities, relative to the notional value.

Response: The primary factor related to the changes in fair value of these derivatives during the year ended December 31, 2012 was from credit markets improving throughout 2012. Such improvement in the credit markets led to tightening of credit spreads which reduced the derivative receivables from purchased CDS and reduced the derivative payables on written CDS. Several factors contributed to improved credit markets in 2012, including stronger corporate earnings, subsidence of European concerns, lower default rates and decreased bank capital and liquidity concerns. Some of the indicators of credit market performance are the North American Corporate Investment Grade Index (CDX.NA.IG) and the North American High Yield Index (CDX.NA.HY). CDX.NA.IG17 ended 2011 at a spread of 120bps and tightened by the end of 2012 to 74bps, a 38% spread compression. CDX.NA.HY17 (which is quoted in price terms) ended 2011 at $93.00 and increased by the end of 2012 to $103.00, a 10.7% increase in price. The movement in credit market indices can be correlated to changes in fair value of our credit derivative portfolio.

In regards to the fair value change relative to the change in notional value, there is not a correlation due to the use of trade compression. In trade compression, contracts with the same counterparty are eliminated if they have offsetting similar factors which results in the elimination of certain contracts. This process does not change the net market risk of the contracts, which is the primary driver of the fair value of the contracts. Prior to trade compression, the contracts (that are now being compressed) would have remained outstanding but would have been netted against each other in determining the net market risk. As a result, while trade compression does not change the net market risk, it does reduce the notional value of the trades. Therefore, the decrease in contract/notional amount of credit derivatives during 2012 is not related to the decreased fair value of the derivative contracts, which was due to the improving credit markets.

Item 8. Financial Statements and Supplementary Data, page 153

Consolidated Statement of Cash Flows, page 161

7.
We note your line items proceeds from sales of loans and leases and other changes in loans and leases, net in investing activities. Please tell us whether these line items include the activity in your loans held-for-sale and trading loans accounts. If so, tell us the amount of activity for the last three years included in these line items for loans held for sale and trading loans and how you considered the guidance in ASC 230-10-45-21.

Response: We do not present the cash flows related to loans held-for-sale (LHFS) and trading loans in investing activities in our Consolidated Statement of Cash Flows. In compliance with ASC 230-10-45-21, these cash flows are included in the operating activities section of the Consolidated Statement of Cash Flows. The cash used for originations and purchases of LHFS along with the net proceeds from sales, securitizations and paydowns of LHFS have been included in the line item titled “net (increase) decrease in other assets.” The cash flow activity from our trading loans is included in the line item titled “net (increase) decrease in trading and derivative instruments”. Further, the cash proceeds from sales, securitizations and paydowns and the cash used for originations and purchases of LHFS has been disclosed in our Form 10-K for the year ended December 31, 2012 and other periodic filings in Note 5 - Outstanding Loans and Leases to the Consolidated Financial Statements. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2012, we had proceeds from sales, securitizations and paydowns of LHFS of $55.9 billion, $147.5 billion and $281.7 billion

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

Rule 83 confidential treatment request made by Bank of America Corporation for 2012, 2011 and 2010, respectively. We also disclosed the amounts used for originations and purchases of LHFS of $59.8 billion, $118.2 billion and $263.0 billion for 2012, 2011 and 2010, respectively. To increase the transparency of the proceeds and originations and purchases related to these activities in future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2013, we will provide further breakouts of the LHFS activity in the operating activity section of the Consolidated Statement of Cash Flows.

Notes to Consolidated Financial Statements, page 162

Note 8 Representations and Warranties Obligations and Corporate Guarantees, page 211

8.
We note your disclosure on page 216 that you are not performing loan-level reviews for 46% of your unresolved mortgage insurance (MI) rescission notices because these notices are implicated by ongoing litigation. You later state in the disclosure that 40% of the remaining open MI rescission notices are also the subject of ongoing litigation, but you are processing them in a manner generally consistent with those notices not affected by litigation. Please explain why you would process some MI rescission notices subject to ongoing litigation and not others. As part of your response, tell us whether you are updating your accrual for the MI rescissions you are not currently reviewing due to ongoing litigation based on your findings of any valid claims for the rescissions for the other MI rescissions you are reviewing. If not, tell us why.

Response: *

Form 8-K filed on April 17, 2013

Exhibit 99.1 - The Press Release

Consumer and Business Banking (CBB), page 5

9.
We note your disclosure here and on page 22 of the earnings presentation that effective January 1, 2013 you revised your methodology for allocating capital to the business segments. You state that changes included the update of the terminology to allocated capital from economic capital and the consideration of the effect of regulatory capital requirements in addition to your internal risk-based economic capital models. Please tell us in more detail how the effects of regulatory capital requirements are modeled in your new allocated capital methodology. Also, discuss how these changes impacted the allocated capital for each segment. For example, we note on page 20 of the press release that the amount of capital allocated to Global Markets and Consumer Real Estate Services increased 111% and 92% respectively, between December 31, 2012 and March 31, 2013, but the amount of capital allocated to Consumer & Business Banking and GWIM only increased 18% and 23%, respectively based on the change in methodology.

Response: As noted on page 22 of the Earnings Presentation, the Allocated Capital methodology considers the effect of regulatory capital requirements in addition to internal risk-based economic capital models and other factors. Given the pending implementation of Basel 3, we incorporate regulatory capital requirements into our allocated capital methodology by considering the amount of capital needed to support a segment under Basel 3. We believe other market participants are beginning to include the effect of the new capital requirements on their organization as the industry transitions to the Basel 3 regulatory framework. Thus, it is appropriate to begin

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

considering the effect of these regulatory requirements to our segment capital allocation given the pending implementation of Basel 3, the market focus on Basel 3, and the constraining nature of the new capital regulations on certain businesses.

The Allocated Capital methodology considers additional factors that affect a segment's capital including their strategic plans and, to an extent, peer comparisons. The amount of capital allocated to each segment is set after considering the segment's exposures and risk profile, regulatory constraints, strategic plans, and market comparisons. The current allocated capital amounts are a key component in the performance metrics that management will use in assessing the performance of a segment. In addition to the capital allocation process being subject to internal risk and governance processes, the capital allocation is incorporated into the Corporation's financial plan, which is subject to Board of Directors' approval.

The primary influence of the change from December 31, 2012 was driven by Basel 3 regulatory requirements, including the impact of the final Basel market risk rule. As part of our routine model review and update process, we also revised the operational risk component of the Corporation's internal risk-based economic capital models and Basel 3 regulatory models. While the Corporation's internal risk-based economic capital model incorporates each segment's credit, market, interest rate, business and operational risk components, the Basel 3 framework applies different assessments of the relative capital charge for given exposures. In some instances, the Basel 3 framework is more punitive than our internal risk-based economic capital model.

The effect of the methodology changes was most significant for segments that have more market risk and operational risk. Global Markets allocated capital increased 111% since they hold a large amount of trading assets which carry a higher capital charge under the regulatory requirements as compared to our internal risk-based models. Consumer Real Estate Services (CRES) allocated capital increased 92% primarily related to the Legacy Asset Servicing (LAS) business within CRES. LAS has higher operational risk compared to the other segments and therefore was heavily impacted by the routine operational risk model update.

The proportional allocated capital increases in Consumer & Business Banking (increase of 18%), GWIM (increase of 23%) and Global Banking (increase of 25%) were less significant than Global Markets and CRES since the primary risk for these businesses is credit risk and the capital charges per the regulatory requirements do not differ substantially from our internal risk-based economic capital models.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller
Bank of America Corporation

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP